GRAUBARD MILLER
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174

FACSIMILE:	DIRECT DIAL:
(212) 818-8881	(212) 818-8638
January 5, 2007
VIA EDGAR AND FEDERAL EXPRESS
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ladenburg Thalmann Financial Services Inc. Registration Statement on Form S-3 Filed December 11, 2006 File No. 333-139244
Dear Ms. Long:
     On behalf of Ladenburg Thalmann Financial Services Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 29, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Edward M. Kelly. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.
Selling Shareholders, page 13
1.	Please identify any selling shareholder who is a broker-dealer as an underwriter in the prospectus. Language such as “may be deemed to be” an underwriter is unacceptable if the selling shareholder is a broker-dealer.
     We have revised the disclosure in the Registration Statement as requested to indicate that BroadWall Capital LLC, a broker-dealer, is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

Ms. Pamela Long
January 5, 2007

2.	If a selling shareholder is a broker-dealer’s affiliate, include disclosure that this broker-dealer’s affiliate:
•	Purchased in the ordinary course of business the securities to be resold.

•	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase
If LTS is unable to make the representations noted above in the prospectus, LTS must state in the prospectus that the selling shareholder is an underwriter.
     We have revised the disclosure in the Registration Statement as requested to include the above-referenced representations.
3.	Consider adding disclosure that the term selling shareholder includes the selling shareholders listed in the table and their transferees, pledges, donees, or their successors.
     We have revised the disclosure in the Registration Statement as requested to indicate that the selling shareholders listed in the table include their transferees, pledges, donees or their successors.
4.	State that LTS will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.
     We have revised the disclosure in the Registration Statement as requested to indicate that the Company will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the registered securities.
     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Richard J. Lampen Diane Chillemi